UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

July 9, 2012

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova i500 Integrated Metrology Tool Selected by Major Memory Manufacturer in Asia”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2012	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: 972-73-229-5833 E-mail: info@nova.co.il http://www.nova.co.il	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Nova i500 Integrated Metrology Tool Selected by Major Memory
Manufacturer in Asia

High end platform gains market leadership with recent customer selections in both foundry and memory fabs

REHOVOT, Israel, July 9, 2012 - Nova Measuring Instruments Ltd. (NASDAQ: NVMI) provider of leading edge stand-alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, announced today that a leading memory manufacturer in Asia selected Nova’s high-end Nova i500 integrated metrology tool as Production Tool of Record (PTOR) for its most advanced technology nodes. The metrology tools will be used in production for CMP Optical CD and thin film applications for DRAM and Flash memory at 2X and 1X technology nodes.

This selection adds to the growing list of leading Memory and Foundry manufactures who have already selected the i500 for their most advanced tech nodes. The Nova i500 is designed to support both R&D and Production fabs and is certified on all latest generation polishers which are planned to exceed throughputs of 100 wafers per hour. When used in conjunction with the NovaMARS application development software, customers can perform high end Optical CD and thin film measurements, at high throughput and with a short set up time, relying on real time regression and smart modeling capabilities. Its ability to handle quickly and efficiently the high load of recipes and support fast ramp up of multiple products, provide unique advantages for foundries. All customer selections, including the latest one, are for multiple units. The company expects to continue and receive multiple repeat orders from these customers during the second half of 2012.

“We are proud that customers repeatedly vote for Nova’s i500 platform as the most advanced platform. The introduction of the i500 to the market has been a great success over the past two years and by now most of our leading customers have already transitioned to it.  Following a very successful roll out, we plan to keep developing this powerful platform to solve the most complex technological challenges our customers face today and in years to come”, said Gabi Seligsohn, President and CEO of Nova.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on OEM suppliers; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks associated with our dependence on a single manufacturing facility; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities that may affect our sales in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2011 filed with the Securities and Exchange Commission on March 28, 2012. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.